FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: CACHE HOLDINGS, INC. AND EASTMAN NATIONAL BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4 FILED BY EQUITY

BANCSHARES, INC. WITH RESPECT TO CACHE HOLDINGS, INC.: 333-219975

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4 FILED BY EQUITY

BANCSHARES, INC. WITH RESPECT TO EASTMAN NATIONAL BANCSHARES, INC.: 333-219974

The following is a press release issued by Equity Bancshares, Inc. (“Equity”) on October 2, 2017 that discusses, among other things, the transactions with Cache Holdings, Inc. and Eastman National Bancshares, Inc.

Equity Bancshares, Inc. Announces Regulatory Approval of Mergers

with Eastman National Bank and Patriot Bank,

Will Announce Q3 2017 Results on October 19, 2017

WICHITA, Kansas, October 2, 2017 – Equity Bancshares, Inc. (NASDAQ:EQBK), (“Equity”), the Wichita-based holding company of Equity Bank, announced it has received the necessary regulatory approvals to complete its previously announced mergers with Eastman National Bank of Newkirk, Oklahoma and Patriot Bank of Tulsa, Oklahoma.

Equity expects each transaction to close on November 10, 2017, pending approvals by the respective shareholders of Eastman National Bancshares, Inc. (“Eastman”), parent company of Eastman National Bank, and Cache Holdings, Inc. (“Patriot”), parent company of Patriot Bank, and satisfaction or waiver of the respective conditions to closing.

Brad Elliott, Chairman and CEO of Equity, said, “Our Equity teams and the teams in Newkirk, Ponca City and Tulsa have collaborated from the start to ensure a strong partnership and benefits for our customers as we add respected community banks in Oklahoma to our footprint. We focus on completing mergers in a compressed timeframe, which is important for our colleagues, customers, and new communities, and we are pleased to be on track in Oklahoma.”

After the mergers close, Equity will have completed 13 successful integrations in its first 15 years and five mergers since the Company’s initial public offering on November 11, 2015. The mergers with Eastman and Patriot add Oklahoma to Equity’s Midwestern footprint, each with markets in close proximity to Equity’s corporate office in Wichita. Eastman’s corporate office in Ponca City is 55 miles from Wichita and Patriot’s headquarters in Tulsa is 170 miles from Wichita.

Following completion of the mergers, Equity expects to be approximately $3.03 billion in consolidated total assets, including 42 Equity Bank offices across a four-state footprint of Arkansas, Kansas, Missouri and Oklahoma. The combined institution is expected to have approximately $2.03 billion in loans and $2.33 billion in deposits.

Equity also announced it will release its third quarter 2017 results after the market closes on Thursday, October 19, 2017, with a press release issued at approximately 5 p.m. central time. Mr. Elliott and Chief Financial Officer Greg Kossover will hold a conference call and webcast to discuss third quarter 2017 results on Friday, October 20, 2017 at 9 a.m. central time.

Investors, news media, and other participants should register for the call or audio webcast at investor.equitybank.com. On Friday, October 20, 2017, participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 89109032.

Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time. Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until October 27, 2017, accessible at (855) 859-2056 with conference ID no. 89109032 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of June 30, 2017, Equity had $2.41 billion in consolidated total assets, with 37 locations throughout Kansas, Missouri, and Arkansas, including its corporate office in Wichita and bank offices throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

Equity provides an enhanced banking experience for customers through a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Additional Information for Investors

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions, Equity filed (i) a registration statement on Form S-4 (File No. 333-219974) with the SEC which includes a proxy statement of Eastman and a prospectus of Equity, and (ii) a registration statement on Form S-4 (File No. 333-219975) with the SEC which includes a proxy statement of Patriot, and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY AND EACH OF CACHE AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENTS AND EACH PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. A definitive proxy statement/prospectus has been sent to the stockholders of each of Eastman and Cache, as applicable, seeking the required stockholder approvals.

These documents and other documents relating to the mergers filed by Equity can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity’s investor relations website at investor.equitybank.com or by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Eastman National Bancshares, Inc., Attention: Mark T. Detten, President & CEO, Telephone: (580) 718-9990; or to Cache Holdings Inc., 9292 Delaware Avenue, Tulsa, Oklahoma, Attention: Michael Bezanson, Chairman & CEO, Telephone: (918) 209-5200.

Participants in the Transactions

Eastman, Patriot, and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of Eastman or Patriot in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding each of the proposed transactions when it becomes available. Additional information about Equity and its directors and officers may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017 and Equity’s annual report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Media & Investor Contact:

John Hanley

SVP / Director of Investor Relations

913-583-8004

jhanley@equitybank.com

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